Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, $0.001 par value per share, of China SXT Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: May 7, 2019

Waqas Khatri

Ayrton Capital LLC

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

By: /s/ Waqas Khatri

Waqas Khatri, for himself and as the
Managing Member of the Investment Manager
(for itself and on behalf of the Fund)